SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No:  )

MERIT MEDICAL SYSTEMS, INC.
--------------------------------------------------------
(Name of Issuer)

Common Stock
--------------------------------------------------------
(Title of Class of Securities)

589889104
--------------------------------------------------------
(CUSIP Number)

December 31, 2010
--------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   589889104

(1)Names of reporting persons. C.S.McKee, L.P.


(2) Check the appropriate box if a member of a group
(a)
(b) X

(3) SEC use only

(4) Citizenship or place of organization
Pennsylvania Partnership

Number of shares beneficially owned by each reporting person with:

(5)Sole voting power

1672153

(6)Shared voting power

4613

(7)Sole dispositive power

1676766

(8)Shared dispositive power

None

(9)Aggregate amount beneficially owned by each reporting person

1676766

(10)Check if the aggregate amount in Row (9) excludes certain shares

(11)Percent of class represented by amount in Row 9

5.92%

(12)Type of reporting person

IV

Item 1.

Item 1(a) Name of issuer:
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MERIT MEDICAL SYSTEMS, INC.

Item 1(b) Address of issuer's principal executive offices:
-----------------------------------------------------------------------

1600 West Merit Parkway
South Jordan, UT 84095


Item 2.


2(a) Name of person filing:
----------------------------------------------------------------------
C.S.McKee, L.P.




2(b) Address or principal business office or, if none, residence:
-----------------------------------------------------------------------
One Gateway Center, 8th Floor
Pittsburgh, PA 15222


2(c) Citizenship:
--------------------------------------------------------------------
Pennsylvania Partnership


2(d) Title of class of securities:
-------------------------------------------------------------------

Common Stock


2(e) CUSIP No.:
589889104






Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
[ ] Broker or dealer registered under Section 15 of the Act;
[ ] Bank as defined in Section 3(a)(6) of the Act;
[ ] Insurance company as defined in Section 3(a)(19) of the Act;
[X] Investment company registered under Section 8 of the Investment Company Act of 1940;
[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
[ ] An employee benefit plan or endowment fund in accordance with
            Rule 13d-1(b)(1)(ii)(F);
[ ] A parent holding company or control person in accordance with
            Rule 13d-1(b)(1)(ii)(G);
[ ] A savings associations as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);
[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
[ ] A non-U.S. institution in accordance with
            Rule 240.13d-1(b)(1)(ii)(J);
[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:


Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


Amount beneficially owned:

1676766

Percent of class

5.92%

Number of shares as to which such person has:

Sole power to vote or to direct the vote

1672153

Shared power to vote or to direct the vote

4613

Sole power to dispose or to direct the disposition of

1676766

Shared power to dispose or to direct the disposition of

None









Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].



Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Note:1 All securities reported in this schedule are owned by advisory clients of C.S.McKee, LP.
To our knoweldge, no single client owns more than 5% of the class.



Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company or Control Person.


Inapplicable


Item 8. Identification and Classification of Members of the Group


Inapplicable

Item 9. Notice of Dissolution of Group

Inapplicable


Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 2, 2011
C.S.McKee, L.P.


Signature:  Zachary Hubert


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Name/Title  Performance Analyst